WISHBONE PET PRODUCTS INC.

2857 Sherwood Heights Drive

Oakville, Ontario
Telephone: 1-844-209-3230

July 21, 2017

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela A. Long

Dear Sirs:

Re:	Post-Effective Amendment to Form S-1 - File No. 333-183839

We have received your letter dated May 25, 2017 containing comments on our post-effective amendment to Form S-1. We have amended our filing and have responded to your comments as follows:

General

1.	This post-effective amendment was filed to update the financial information in your Form S-1, which last contained audited financial statements for the fiscal year ended April 30, 2015. Under Section 10(a)(3) of the Securities Act, “when a prospectus is used more than nine months after the effective date of the registration statement, the [audited financial] information contained therein shall be as of a date not more than sixteen months prior to such use.” Please tell us whether you engaged in the offer or sale of your securities between September 1, 2016 and the present.

We confirm that neither we, nor our selling shareholders, engaged in the offer or sale of our securities pursuant to our registration statement on Form S-1 between September 1, 2016 and the present.

2.	Please provide updated financial statements, in accordance with Rule 8-08 of Regulation S-X, including an updated auditor’s report.

Our revised post-effective amendment to Form S-1 now contains audited financial statements for the fiscal years ended April 30, 2017 and 2016.

Yours truly,

/s/ Rami Tabet

Wishbone Pet Products Inc.
Rami Tabet, President